SETTLEMENT AND MUTUAL RELEASE AGREEMENT

This Settlement and Mutual Release Agreement ("Agreement") is entered into this 9th day of February, 2022, by, between, and among Bullion Monarch Mining, Inc. ("Bullion" or "Plaintiff"), on the one hand, and Barrick Goldstrike Mines Inc. ("Goldstrike"), Barrick Gold Exploration Inc. ("Exploration"), Barrick Gold Corporation ("Barrick Gold"), Nevada Gold Mines LLC ("NGM"), and Barrick Nevada Holding LLC ("Barrick Holding") (collectively, the "Barrick Entities" or "Defendants"), collectively the "Parties." In consideration of the mutual covenants and agreements of the Parties, and other good and valuable consideration, the Parties agree as follows:

A. Bullion Monarch Mining, Inc. ("Bullion") commenced an action against Newmont USA Limited dba Newmont Mining Corporation ("Newmont") in 2008 in the United States District Court for District of Nevada, Case No. 08-CV-00227 (the "Newmont Federal Action"), asserting claims to a royalty pursuant to Paragraph 11 of an agreement dated May 10, 1979 Agreement (the "1979 Agreement"). The Newmont Federal Action was dismissed on September 15, 2010.

B. Bullion also commenced an action against Barrick Goldstrike Mines, Inc. ("Goldstrike") in 2009 in United States District Court for District of Nevada, Case No. 09-CV- 00612 (the "Goldstrike Federal Action"), asserting claims a royalty pursuant to Paragraph 11 of the 1979 Agreement. The Goldstrike Federal Action was dismissed for lack of subject matter jurisdiction in November 2018. Bullion appealed to the Ninth Circuit Court of Appeals, but voluntarily dismissed the appeal.

C. In December 2018, Bullion filed the above-referenced Lawsuit in the Eighth Judicial District Court of Clark County, Nevada, Case No. A-18-785913-B (the "Lawsuit"), asserting claims to a royalty pursuant to Paragraph 11 of the 1979 Agreement. The Newmont Federal Action, the Goldstrike Federal Action, and the Lawsuit are collectively referred to as the "Actions").

D. The Parties met for a mediation with the Honorable Jennifer Togliatti (ret.) on February 8 and 9, 2022.

E. The Parties intend to resolve and agree to settle all claims, counterclaims, affirmative defenses, disputes, lawsuits, facts, matters, and causes of action they have or may have concerning all allegations that have been made or could have been made in the Actions, and therefore agree as follows:

1. The Defendants agree to pay Bullion the sum of $25,000,000 on or before March 15, 2022 (the "Settlement Amount").

2. The Parties, for and in consideration of the components of this Agreement, do hereby irrevocably release, acquit, and forever discharge one another and each other their parent companies, predecessors, affiliates, subsidiaries, heirs, and their respective representatives, stockholders, principals, partners, officers, managers, agents, attorneys, employees, and heirs from any and all claims, actions, causes of action, demands, counterclaims, third-party claims, costs, losses, suits, rights, damages, attorneys' fees, expenses, liens, and/or encumbrances, whether known or unknown, fixed or contingent, accrued or not yet accrued, matured or not yet matured, anticipated or unanticipated, asserted or unasserted, in law or equity, which have been asserted or could have been asserted against each other in the complaints, answers, motions, and briefs filed in the Actions brought pursuant to or related to the terms of the 1979 Agreement, whether known or unknown. This Agreement and release includes any claims related to properties in the area of interest defined in Exhibit A-2 to the 1979 Agreement owned, past, present, or future by Newmont or any Barrick Entity or affiliate.

3. This Agreement does not affect the royalty generally referred to the as "Subject Property Royalty" or "Paragraph 4 Royalty."

4. This Agreement, the negotiations leading up to this Agreement, and compliance with the terms of this Agreement shall not be construed as an admission of any liability, misconduct, or wrongdoing whatsoever, or of any violation of any order, law, statute, duty, or contract whatsoever as to any of the Parties.

5. No later than five (5) calendar days after full payment of the Settlement Amount, the Parties shall file a stipulation to dismiss all claims with prejudice in the district court, and a joint stipulation to dismiss the pending writ petition in the Nevada Supreme Court.

6. This Agreement embodies the entire agreement of the Parties and supersedes any and all other agreements, understandings, negotiations, or discussions, oral or in writing, express or implied between the Parties with respect to the settlement of the Actions. The Parties acknowledge that no representations, inducements, promises, agreements or warranties, oral or otherwise, have been made by them, or anyone acting on their behalf, which are not embodied in the Agreement.

7. This Agreement was drafted through the joint efforts of the Parties and through counsel, and shall not be read for or against any Party to this Agreement on that account. This Agreement is intended to be enforced according to its written terms under the laws of the State of Nevada.

8. Each side is to bear its own costs and legal fees.

9. This Agreement is binding upon the Parties' respective predecessors, affiliated entities, parent companies, principals, officers, directors, and agents.

10. All of the terms and provisions of this Agreement shall be binding upon and inure, jointly and severally, to the benefit of the Parties and their respective affiliates, subsidiaries, agents, representatives, officers, directors, stockholders, heirs, employees, successors, and assigns.

11. Subject to the approval of the NGM board to be received within ten (10) days from the date below, the undersigned commit that each individual signing the Agreement has complete and final authority to bind the parties they represent to this Agreement as a binding, valid and enforceable contract.